

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

14 October 2003



03032807

03 OCT 21 AM 7:21

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
OCT 2 9 2003
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
14 October 2003 - ASX Announcement & Media Release (Gulf Coast Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3030 Facsimile: (61-8) 9322 5116



ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

14 October 2003

ASX ANNOUNCEMENT AND MEDIA RELEASE

TERRY EWING WELL - GULF COAST OF USA

CLEAR BRANCH FIELD, JACKSON PARISH, NORTH LOUISIANA (FAR 9.375%)

The Terry Ewing well has reached total depth of 10,030 feet. Electric logs are currently being run in the well on drill pipe. Any decision to set production pipe in the well will be dependant upon the results of electric logging and will be released as soon as they become available.

The well is being operated by Hilcorp Energy Company, of Houston, Texas, using Guichard Drilling Company (Lafayette) Land Rig 5.

The primary Hosston producing horizon within the Clear Branch field is expected between 9,800 to 9,950 feet based on three sands in a 150 foot Hosston interval in the offset No 1 well.

FAR has a 9.375 percent interest in the Terry Ewing No 1 and No 2 wells and associated production equipment.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au